Exhibit 99.2

. AETERNA ZENTARIS INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Special Meeting to be held on November 16, 2015 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, partnership, trust or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour of or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 5:00 pm, Eastern Time, on November 13, 2015. Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . To Vote By Fax To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • • Complete, date and sign your form of Proxy. Fax it to Computershare Trust Company of Canada Attention: Proxy Department at 1-866-249-7775 (toll free North America) or 416-263-9524 International If you vote by telephone, the Internet or by fax DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation, partnership or trust or securities being voted on behalf of another individual. Voting by mail, by Internet or by fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the three voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 0169RA

. Appointment of Proxyholder I/We, being holder(s) of Aeterna Zentaris Inc., hereby appoint: Mr. David A. Dodd, Chairman, President and Chief Executive Officer or failing him Mr. Philip A. Theodore, the Corporate Secretary Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Shareholders of Aeterna Zentaris Inc. to be held at the offices of Norton Rose Fulbright Canada LLP, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, on Monday, November 16, 2015 at 9:30 a.m. (Montreal Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Special Resolution to Approve Share Consolidation To consider, and if deemed advisable, adopting, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular. Fold Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY AEZQ 0169SA 180651 AR0 For Against HIGHLIGHTED TEXT